

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 20, 2008

Via U.S. Mail

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re: Paramount Gold and Silver Corp.**
> **Registration Statement on Form S-3**
> **File No. 333-148831**
> **Filed January 24, 2008**
>
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **File No. 1-33630**
> **Filed September 27, 2007**

Dear Mr. Crupi:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders, page 9

1.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are entities.

2.   Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.

Signatures, II-5

3.   We note that you do not indicate that Mr. Crupi is signing the document as the Company's principal financial officer, or as its controller or principal accounting officer. Form S-3 requires that the registration statement be signed by the registrant's principal financial and its controller or principal accounting officer. It further provides that any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement. Please revise.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Controls and Procedures, page 50

4.   We note your disclosure that you "carried out an evaluation as of the end of the period covered by this report, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c))." Item 307 of Regulation S-K requires disclosure of the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) or 15d-15(e). Please revise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Jeffrey G. Klein (561) 241-4943
       Sean Donahue